Exhibit (a)(12)




 Media:  Jeffrey Smith, 312.558.8727
 Analysts:  Janet Bergman, 312.558.8651

 SARA LEE CORPORATION ANNOUNCES POSITIVE SHAREHOLDER RESPONSE TO TENDER OFFER; EXTENDS TENDER OFFER FOR CHOCK FULL O'NUTS CORPORATION


 Chicago (June 7, 1999) - Sara Lee Corporation today announced that holders of more than a majority of the outstanding shares of Chock full o'Nuts Corporation on a fully-diluted basis have tendered in response to its cash tender offer. Sara Lee also announced that it has extended its cash tender offer to purchase all outstanding shares of common stock of Chock full o'Nuts Corporation at $10.50 net per share, all of its outstanding 7% Convertible Senior Subordinated Debentures due 2012 at $1,275.82 net per $1,000 principal amount and all of its outstanding 8% Convertible Subordinated Debentures due 2006 at $1,344.43 net per $1,000 principal
 amount until 5:00 p.m., New York City time, on Friday, June 18, 1999.   The
 tender offer was previously scheduled to expire at 12:00 midnight on June 4, 1999.

 "We are very pleased that a substantial majority of Chock full o'Nuts' unaffiliated shareholders chose to tender their shares in response to our offer," said C. Steven McMillan, president and chief operating officer of Sara Lee Corporation.

 As of midnight on June 4, 1999, Chock full o'Nuts shareholders and debentureholders had validly tendered 5,572,167 shares of common stock, $28,454,000 principal amount of 7% convertible debentures and $17,506,000 principal amount of 8% convertible debentures, which (on an as- converted basis), together with the shares already beneficially owned by Sara Lee, represents approximately 56% of the shares of Chock full o'Nuts outstanding and approximately 63% of the shares of Chock full o'Nuts outstanding that are not owned or controlled by management of Chock full o'Nuts, each on a fully diluted basis.

 Sara Lee also disclosed that its representatives have had discussions over the past few days with representatives of Chock full o'Nuts Corporation regarding a potential merger between the parties and that such discussions are continuing. There can be no assurance that the parties will be able to reach an agreement with respect to any such transaction.

 Sara Lee Corporation is a global consumer packaged goods company with more than $20 billion in annual revenues. Its leading brands include Sara Lee, Douwe Egberts, Hillshire Farm, Hanes, Coach and Playtex.